Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-155774

Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K ) www.charteredsemi.com	880 N. McCarthy Blvd., Ste. 100 Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938
 N e w s  R e l e a s e

Investor Contacts:
Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Lim Li Chuen (65) 6360.4060 lclim@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Celestine Lim (65) 6360.4017 celestinelim@charteredsemi.com

For Chartered:	For Chartered:
Terence Foo Kreab & Gavin Anderson (65) 6339.9110 / (65) 9878.8787 tfoo@kreabgavinanderson.com	Lim Yuan See Kreab & Gavin Anderson (65) 6339.9110 / (65) 9369.2250 ylim@kreabgavinanderson.com
CHARTERED ANNOUNCES RIGHTS OFFERING
27-for-10 rights offering targeted to raise net proceeds of approximately
US$300 million (S$464 million)
•	Citi, Deutsche Bank and Morgan Stanley to act as joint lead managers and to fully underwrite the offering

•	ST Semiconductors, a wholly-owned subsidiary of Temasek Holdings, to subscribe for its pro-rata entitlement of 59.4 percent of offering and act as standby purchaser for up to approximately 90 percent of the offering (including its pro-rata entitlement)

•	Webcast conference call today, March 9, 2009 at 9.00 p.m. Singapore time
SINGAPORE — March 9, 2009 — Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTERED) today announced its plans to raise net proceeds of approximately US$300 million by way of a 27-for-10 rights offering to existing shareholders.

Principal Terms of the Rights Offering
The rights to purchase new ordinary shares will be priced at S$0.07 (indicative ADS rights price of US$0.45) which represents an approximate 65.9 percent discount to Chartered’s last traded ordinary share price of S$0.205 per share on March 9, 2009 and an approximate 71.0 percent discount to Chartered’s last ADS closing price of US$1.55 per ADS on March 6, 2009. Pursuant to the rights offering, Chartered expects to issue approximately 6,870 million new ordinary shares (directly or in the form of ADSs).
The offering is fully underwritten by Citi, Deutsche Bank and Morgan Stanley, who are also the joint lead managers of the offering. Chartered’s major shareholder, Singapore Technologies Semiconductors Pte Ltd (ST Semiconductors), a wholly-owned subsidiary of Temasek Holdings (Private) Limited, has undertaken to subscribe for its pro-rata entitlement of approximately 59.4 percent of the offering and committed to the underwriters to act as standby purchaser and purchase up to 90 percent of the offering (which includes its undertaking to Chartered and the underwriters for its pro-rata entitlement). The directors, including the CEO, of Chartered who are eligible to participate in this offering also intend to take up their entitlements under this offering in part or in full.
Ordinary shareholders will be entitled to the rights if they are shareholders as of 5.00 p.m. on March 18, 2009 in Singapore. ADS holders will be entitled to the rights if they are holders as of 5.00 p.m. on March 18, 2009 (ET). The Company will be distributing a prospectus, application forms, provisional allotment letters and/or ADS rights certificates, as well as other accompanying documents, for the rights offering to eligible shareholders and ADS holders. Any eligible shareholder or eligible ADS holder who wishes to subscribe for any ordinary share rights or ADS rights, respectively, should do so in the manner set out in the prospectus and its accompanying documents.
The Company has received in-principal approval from the Singapore Exchange and approval for quotation from NASDAQ for the listing of the rights and the new ordinary shares (including ADSs) issuable pursuant to the rights. The offering is expected to be completed around mid-April 2009. For more details, please read the release announcement filed on SGXNET in Singapore and with the SEC. The release announcement will also be available on Chartered’s web site under the investor relations section.

Rationale for Rights Offering and Use of Proceeds
The crisis in the financial markets and deteriorating economic conditions globally have adversely impacted many industries including the semiconductor and foundry industries. The depth and duration of the downturn and the availability of credit on reasonable terms are uncertain. Hence, Chartered believes that a pro-active and prudent approach to managing its capital resources is critical to its business. The rights offering will strengthen the Company’s capital position, and provide Chartered with additional liquidity to manage its maturing indebtedness, fund planned and future capital expenditures, and for general corporate purposes. The rights offering will also improve Chartered’s debt to equity leverage ratios and further support the Company in executing its technology roadmap as well as long-term strategy of planned growth. Chartered also believes the strengthened capital position will preserve the confidence and commitment of its customer base towards the Company.
As of December 31, 2008, Chartered’s cash balance was US$594.1 million. In addition to its cash on hand, Chartered has unutilized credit facilities of approximately US$1,007.9 million of which US$750 million are credit facilities available for equipment purchase in Fab 7. On the same date, Chartered had obligations totaling US$2,106.4 million, consisting of US$1,840.5 million in debt and US$265.9 million in the form of convertible redeemable preference shares, which we currently believe are unlikely to be converted into ordinary shares. Shareholder’s equity as of December 31, 2008 was US$1,443.4 million. Accordingly, Chartered’s debt to equity ratio and net debt to equity ratio as of December 31, 2008 were 1.46 and 1.05, respectively. While Chartered believes that its cash on hand, existing working capital, planned use of existing credit facilities, credit terms with its vendors, and projected cash flows from operations will be sufficient to meet its capital and research and development expenditures, debt service obligations, investment and current liquidity needs for at least the next twelve months, the Company has decided to take pro-active steps to manage its capital resources. After giving effect to the estimated net proceeds of the rights offering amounting to approximately US$300 million, Chartered’s adjusted debt to equity and adjusted net debt to equity ratio will be 1.21 and 0.70, respectively.1

[1]	Debt to equity ratio has been calculated by aggregating Chartered’s total debt obligations (including capital leases) and convertible redeemable preference shares, and dividing such amount by its total shareholders’ equity. Adjusted debt to equity ratio has been calculated by aggregating Chartered’s total debt obligations (including capital leases) and convertible redeemable preference shares, and dividing such amount by the sum of its total shareholders’ equity and the estimated net proceeds from the rights offering.

Net debt to equity ratio has been calculated by aggregating Chartered’s total debt obligations (including capital leases) and convertible redeemable preference shares, deducting the amount of Chartered’s cash balance, and dividing such amount by its total shareholders’ equity. Adjusted net debt to equity ratio has been calculated by aggregating Chartered’s total debt obligations (including capital leases) and convertible redeemable preference shares, deducting the amount of Chartered’s cash balance (including the estimated net proceeds from the rights offering), and dividing such amount by the sum of its total shareholders’ equity and the estimated net proceeds from the rights offering.

In view of the above and after assessing a number of options, the Company determined that a rights offering represents the most appropriate funding option at this point and is in the interest of all stakeholders. The rights offering provides shareholders with the opportunity to subscribe on a pre-emptive basis for new ordinary shares at a discount of approximately 65.9 percent to the last traded price of our ordinary shares of S$0.205 per ordinary share on March 9, 2009 and a discount of approximately 71.0 percent to the closing price of our ADSs of US$1.55 per ADS on March 6, 2009.
Share Consolidation
Subsequent to the completion of the rights offering, Chartered intends to consolidate the number of its shares in issue (Share Consolidation), on the basis that every ten existing shares will be consolidated into one share. The Share Consolidation will become effective only if, and after, it is approved by shareholders at an extraordinary general meeting (EGM) expected to take place on April 30, 2009. Accordingly, the Share Consolidation will become effective only after the rights offering has been completed, and the shares offered pursuant to the rights offering are being offered on the basis of holdings of shares prior to the Share Consolidation. Chartered is proposing the Share Consolidation to help reduce certain fixed costs and also to reduce percentage fluctuations or volatility in the trading of the Company’s Shares and ADSs. The Company also would like to lower the risks of the trading price per ADS potentially falling below the NASDAQ requirement of US$1 over a sustained period of time. Further details on the Share Consolidation will be set out in the proxy statement to be issued accompanying the notice calling for the EGM.
Currently, each ADS is represented by ten shares and Chartered intends to maintain this ratio after the Share Consolidation.
Mid-Quarter Update on Guidance for Q1 Outlook
Chartered has today issued a mid-quarter update on its previously announced guidance on the outlook for the three months ending March 31, 2009, details of which are contained in a separate announcement.
Webcast Conference Call Today
In connection with this announcement, a special conference call has been scheduled today, March 9, 2009, at 9.00 p.m. Singapore time (US time: 9:00 a.m. ET/6:00 a.m. PT, March 9, 2009). A webcast of the conference call will be available to all interested parties on Chartered’s web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.
About Chartered
Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 22nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and five 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.
Important Notice
Chartered has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Chartered has filed with the SEC for more complete information about Chartered and the rights offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chartered, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free in the U.S. on 1-800-584-6837.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This press release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, include without limitation, statements relating to Chartered’s capital position and improved debt to equity leverage ratios following the rights offering, its technology roadmap and planned growth strategy, customers’ confidence and commitment towards the Company, the reasons for the offering and use of proceeds and the Share Consolidation. These statements reflect Chartered’s current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Although Chartered believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, Chartered can give no assurance that its expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in Chartered’s 2008 annual report on Form 20-F filed with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. Chartered undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to “US$” are to United States dollars, the lawful currency of the United State of America, and references to “S$” are to Singapore dollars, the lawful currency of the Republic of Singapore.
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